BBA Aviation plc
20 Balderton Street
London W1K 6TL
UK

Tel +44 (0)20 7514 3999
Fax +44 (0)20 7408 2318
www.bbaaviation.com


RECEIVED
2010 FEB 23 P 1:40

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
USA


BBA Aviation


10015230

SUPPL

29 January 2010

Dear Sirs

BBA Aviation plc - Rule 12g3-2(b) Exemption (File No. 82-35084)

Please find enclosed pursuant to Rule 12g3-2(b)(1)(i):

Copies of the following documents required to be furnished and which are not published on the Company's website:

Documents filed with Companies House

	Date of Filing	Document Type	Description
1	26 January 2010	Form SH01	Return of allotment of shares
2	8 January 2010	Form SH01	Return of allotment of shares
3	24 November 2009	Form SH01	Return of allotment of shares

Yours faithfully

Alice Hammond
Assistant Company Secretary

Enclosures

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


RECEIVED
2010 FEB 23 P 1:20


Companies House

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	0 0 0 5 3 6 8 8
Company name in full	BBA AVIATION PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date	d1 d9 m0 m1 y2 y0 y1 y0
To Date	d d m m y y y y

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
ORDINARY	GBP	11,471	29 16/21p	57.00p	

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration. If a PLC, please attach valuation report (if appropriate)	

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Please see attached				£
continuation page				£
				£
				£
		Totals		£

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	
Total aggregate nominal value ❹	

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page

Return of allotment of shares

Statement of capital

Please complete the table below to show any class of shares held in other currencies. Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary/preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary shares of 29 16/21p each	281.155p		411,399,660	£122,440,375.00
	245.00p		2,974	£885.12
	209.00p		20,667	£6,150.89
	153.00p		436,231	£129,830.65
	213.00p		261,257	£77,755.06
	281.155p		7,344	£2,185.71
	275.25p		268,526	£79,918.45
	270.00p		56,200	£16,726.19
	69.25p		202,127	£60,156.85
	73.15p		8,287,019	£2,466,374.70
	57.00p		1,052	£313.10
	155.14p		2,314,016	£688,695.24
	57.00p		561	£166.96
	57.00p		11,471	£3,413.99
5% Cumulative Preference Shares	£1.00		199,332	£199,332.00
of £1 each				
		Totals	423,468,437	£126,172,279.92

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

SH01
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	Ordinary shares of 29 16/21p each
Prescribed particulars ❶	i. carry no right to fixed income; ii. on a return of capital on a winding-up, or otherwise, will carry the right to repayment of capital; this right is subordinate to the rights of the preference shareholders; iii. carry the right to attend and vote at a meeting of the Company.
Class of share	
Prescribed particulars ❶	Please see attached continuation page.
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:
a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
Director ❷, Secretary, Person authorised ❸, Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page

Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Class of share	5% Cumulative Preference Shares of £1 each
Prescribed particulars	i. entitle holders, in priority to holders of all other classes of shares, to a fixed cumulative preferential dividend at a rate of 5.0% per annum per share payable half yearly in equal amounts on 1 February and 1 August; ii. on a return of capital on a winding up, or otherwise, will carry the right to repayment of capital together with a premium of 12.5p per share and a sum equal to any arrears or deficiency of dividend; this right is in priority to the rights of the ordinary shareholders; iii. carry the right to attend and vote at a general meeting of the Company only if, at the date of the notice convening the meeting, payment of the dividend to which they are entitled is six months or more in arrears, or if a resolution is to be considered at the meeting for winding-up the Company or reducing its share capital or sanctioning the sale of the undertakings of the Company or varying or abrogating any of the special rights attaching to them.

SH01
Return of allotment of shares

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name G Tripp

Company name BBA Aviation plc

Address 20 Balderton Street

Post town London

County/Region

Postcode W 1 K 6 T L

Country UK

DX

Telephone 0207 514 3999

Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 555 of the Companies Act 2006.

SH01

Return of allotment of shares


RECEIVED
2010 FEB 23 P 1:20

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 5 3 6 8 8

Company name in full: BBA Aviation plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d1 d1 m1 m2 y2 y0 y0 y9

To Date: d d m m y y y y

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
ORDINARY	GBP	561	29 16/21P	£0.57	

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Please see attached				£
continuation page				£
				£
				£
		Totals		£

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	
Total aggregate nominal value ❹	

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page

Return of allotment of shares

Statement of capital

Please complete the table below to show any class of shares held in other currencies. Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary/preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary shares of 29 16/21p each	281.155p		411,399,660	£122,440,375.00
	245.00p		2,974	£885.12
	209.00p		20,667	£6,150.89
	153.00p		436,231	£129,830.65
	213.00p		261,257	£77,755.06
	281.155p		7,344	£2,185.71
	275.25p		268,526	£79,918.45
	270.00p		56,200	£16,726.19
	69.25p		202,127	£60,156.85
	73.15p		8,287,019	£2,466,374.70
	57.00p		1,052	£313.10
	155.14p		2,314,016	£688,695.24
	57.00p		561	£166.96
5% Cumulative Preference Shares	£1.00		199,332	£199,332.00
of £1 each				
		Totals	423,456,966	£126,168,865.93

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

SH01
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	Ordinary shares of 29 16/21p each
Prescribed particulars ❶	i. carry no right to fixed income; ii. on a return of capital on a winding-up, or otherwise, will carry the right to repayment of capital; this right is subordinate to the rights of the preference shareholders; iii. carry the right to attend and vote at a meeting of the Company.
Class of share	
Prescribed particulars ❶	Please see attached continuation page.
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:

a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
Director ❷, Secretary, Person authorised ❸, Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Class of share	5% Cumulative Preference Shares of £1 each
Prescribed particulars	i. entitle holders, in priority to holders of all other classes of shares, to a fixed cumulative preferential dividend at a rate of 5.0% per annum per share payable half yearly in equal amounts on 1 February and 1 August; ii. on a return of capital on a winding up, or otherwise, will carry the right to repayment of capital together with a premium of 12.5p per share and a sum equal to any arrears or deficiency of dividend; this right is in priority to the rights of the ordinary shareholders; iii. carry the right to attend and vote at a general meeting of the Company only if, at the date of the notice convening the meeting, payment of the dividend to which they are entitled is six months or more in arrears, or if a resolution is to be considered at the meeting for winding-up the Company or reducing its share capital or sanctioning the sale of the undertakings of the Company or varying or abrogating any of the special rights attaching to them.

SH01
Return of allotment of shares

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: A Hammond

Company name: BBA Aviation plc

Address: 20 Balderton Street

Post town: London

County/Region:

Postcode: W 1 K 6 T L

Country: UK

DX:

Telephone: 0207 514 3999

Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares



RECEIVED
2010 FEB 23
Companies House

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 0 0 0 5 3 6 8 8

Company name in full: BBA AVIATION PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: 0 6 / 1 1 / 2 0 0 9

To Date: d d / m m / y y y y

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	GBP	2,314,016	29 16/21p	155.14p	

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Please see attached				£
continuation page				£
				£
				£
		Totals		£

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	
Total aggregate nominal value ❹	

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	Ordinary shares of 29 16/21p each
Prescribed particulars ❶	i. carry no right to fixed income; ii. on a return of capital on a winding-up, or otherwise, will carry the right to repayment of capital; this right is subordinate to the rights of the preference shareholders; iii. carry the right to attend and vote at a meeting of the Company.
Class of share	
Prescribed particulars ❶	Please see attached continuation page.
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:
a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
Director ❷, Secretary, Person authorised ❸, Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page
Return of allotment of shares

Statement of capital

Please complete the table below to show any class of shares held in other currencies. Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary/preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary shares of 29 16/21p each	281.155p		411,399,660	£122,440,375.00
	245.00p		2,974	£885.12
	209.00p		20,667	£6,150.89
	153.00p		436,231	£129,830.65
	213.00p		261,257	£77,755.06
	281.155p		7,344	£2,185.71
	275.25p		268,526	£79,918.45
	270.00p		56,200	£16,726.19
	69.25p		202,127	£60,156.85
	73.15p		8,287,019	£2,466,374.70
	57.00p		1,052	£313.10
	155.14p		2,314,016	£688,695.24
5% Cumulative Preference Shares	£1.00		199,332	£199,332.00
of £1 each				
		Totals	423,456,405	£126,168,698.96

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Class of share	5% Cumulative Preference Shares of £1 each
Prescribed particulars	i. entitle holders, in priority to holders of all other classes of shares, to a fixed cumulative preferential dividend at a rate of 5.0% per annum per share payable half yearly in equal amounts on 1 February and 1 August; ii. on a return of capital on a winding up, or otherwise, will carry the right to repayment of capital together with a premium of 12.5p per share and a sum equal to any arrears or deficiency of dividend; this right is in priority to the rights of the ordinary shareholders; iii. carry the right to attend and vote at a general meeting of the Company only if, at the date of the notice convening the meeting, payment of the dividend to which they are entitled is six months or more in arrears, or if a resolution is to be considered at the meeting for winding-up the Company or reducing its share capital or sanctioning the sale of the undertakings of the Company or varying or abrogating any of the special rights attaching to them.

SH01
Return of allotment of shares

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name A Hammond

Company name BBA Aviation plc

Address 20 Balderton Street

Post town London

County/Region

Postcode W 1 K 6 T L

Country UK

DX

Telephone 0207 514 3999

Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk